Item 77I- Terms of new or amended securities - For period Ended
5-31-2015
PNC Funds
At the February 27, 2015 Regular Meeting of the Board of Trustees, the Board approved the creation of a new share class of the PNC Balanced Allocation Fund, PNC Retirement Income Fund, PNC Target 2020 Fund, PNC Target 2030 Fund, PNC Target 2040 Fund, and PNC Target 2050 Fund (collectively, the "Funds"). The new share class is designated as Class T Shares. A description of the Class T Shares offered by the Funds is contained in the PNC Funds Prospectus Class T Shares dated April 28, 2015 and the PNC Funds Statement of Additional Information dated September 29, 2014, as supplemented April 28, 2015, to add Class T shares, which was filed in the PNC Funds' Rule 485(b) filing on April 27, 2015.